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ERNST & YOUNG (Letterhead)

                                Independent Auditor's Report on Compliance
                                      SMS Student Loan Trust 1997-A


USA Group Secondary Market Services, Inc.
30 South Meridian
Indianapolis, Indiana  46204


         and
Bankers Trust Company
Four Albany Street
New York, New York  10006


         and
The First National Bank of Chicago
One First National Plaza, Ste. 0126
Chicago, Illinois  60670



We are independent public accountants with respect to USA Group Secondary Market Services, Inc. (SMS) within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of SMS and subsidiary as of September 30, 1997 and the related consolidated statements of income, shareholder's equity and cash flows for the year then ended, and have issued our report thereon dated November 24, 1997.

In connection with our audit, nothing came to our attention that caused us to believe that SMS failed to comply with the terms, covenants, provisions, or conditions of Sections 2(a) through 2(g) of the Administration Agreement ("the Agreement") dated April 1, 1997 between SMS, as administrator, and Bankers Trust Company, ("the Trustee") as indenture trustee on behalf of the noteholders and certificateholders of SMS Student Loan Trust 1997- A ("the Issuer"), for the period April 29, 1997 through September 30, 1997 insofar as they relate to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such noncompliance. Further, we make no representations as to the sufficiency of the foregoing procedures for your purposes.

We have performed the procedures enumerated below, which were agreed to by SMS, the Eligible Lender Trustee, and the Indenture Trustee, solely to assist you with respect to SMS's


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administration of the Student Loan Trust 1997-A receivables pursuant to sections
2 (c) (i through iii) (vii), 2 (d), 2 (e) (i) and 2 (g) of the Agreement. This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures were as follows:

We obtained access to all bank statements and reconciliations of trust accounts performed by SMS pursuant to section 2 (c) (i through iii) of the Agreement and, on a test basis, compared balances to the Quarterly Servicing Report - SMS Student Loan Trust 1997-A for the period April 24, 1997 through September 30, 1997, noting that such amounts agree.

2. We compared the initial deposit to the reserve account  required by section 2
(e) (i) of the Agreement to the respective bank statement, noting such amounts to be in agreement.

We obtained the Quarterly Servicing Report - SMS Student Loan Trust 1997-A for the period April 24, 1997 through September 30, 1997 prepared by SMS pursuant to section 2 (d) and 2 (g) of the Agreement and performed the following:

We compared the balances and percentages reported in segments I "Original Deal Parameter Inputs," and II "Inputs from Previous Quarterly Servicer Reports,"on a test basis, to the SMS Student Loan Trust 1997-A prospectus, noting that such amounts and percentages agree.

We compared the individual monthly balances accumulated and reported in segment IV "Interest Rate Calculation," on a test basis, to system reports prepared by USA Group Loan Services, Inc. (Loan Services), noting agreement. We added the "Net Expected Interest Collections" and recalculated the percentages in segment IV (L) through IV (P) and compared the resulting amounts and percentages to those reported, noting that such amounts and percentages agree.

We compared the individual monthly balances accumulated and reported in segments III "Inputs for Servicing Fee and Administration Fee," V "Servicing Fee Calculation," VI "Cash Inputs," VII "Other Inputs (from Servicer)," and IX "Principal Inputs," on a test basis, to system reports prepared by Loan Services, noting that such amounts agree. We recalculated the "Net Reduction/ (Increase) in Student Loan Principal Balance" and compared the resulting amount to that reported, noting agreement.

We compared the individual monthly balances accumulated and reported in segment VIII "Inputs from Other Sources," on a test basis, to bank statements, noting such amounts agree.

We compared the individual monthly balances accumulated and reported in segment X "Uninsured Loss and Recoveries Reporting for the Period," on a test basis, to system reports prepared by Loan Services, noting such amounts to be in agreement.

We recalculated the balances in the Quarterly Servicing Report - SMS Student Loan Trust 1997-A segments "Quarterly Cash," "Distributions," "Reconciliation of Reserve Account," "Reconciliation of Collateral Reinvestment Account," "Additional Reporting Requirements," and "Bond and Pool Balances and Factors" and compared the totals to the inputs in segments I through X, noting that such amounts agree.

We were not engaged to, and did not perform an audit of the Quarterly Servicing Report - SMS Student Loan Trust 1997-A, the objective of which would be the expression of an opinion on the specified elements, accounts, or items thereof. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

For your information, we have audited, in accordance with generally accepted auditing standards, the statement of financial position of Loan Services as of September 30, 1997 and the related statement of revenues and expenses and changes in net assets, and the statement of cash flows for the year then ended, and have issued our report thereon dated November 24, 1997. At the request of SMS, however, we did not perform any tests of Loan Services' servicing of the Student Loan Trust 1997-A receivables, because a separate single auditor report of Loan Services' servicing systems has been issued by other auditors. Had we performed additional procedures or had we made an examination of Loan Services' servicing of the Student Loan Trust 1997-A, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibilities for the sufficiency of the procedures for their purposes.





                                                         /s/ Ernst & Young LLP
November 24, 1997